UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 22 April 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

GOLD FIELDS TO RELEASE Q1 2015 RESULTS ON 7 MAY 2015

Johannesburg, 22 April 2015. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will publish its results for the quarter ended 31 March 2015 on the company's website (www.goldfields.co.za) at 7:05am (SA time) on Thursday, 7 May 2015.

A telephone conference call with our CEO to discuss the results has been scheduled at the times indicated below:

Johannesburg: 16:00 hours
For United Kingdom: 15:00 hours (GMT)
For North America: 10:00 hours, (EST)

DIAL IN NUMBERS		
Country	**Toll Number**	**Toll-free Number**
Australia		1 800 350 100
South Africa	011 535 3600	0 800 200 648
United Kingdom		0 808 162 4061
USA & Canada		1 855 481 5362

Ask for Gold Fields call

A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 34912#
(Available for seven days)
South Africa & Other: +27 11 305 2030
USA: +1 855 481 5363
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor contacts:
Avishkar Nagaser   Phone: +27 11 562 9775
                          avishkar.nagaser@goldfields.co.za
Willie Jacobsz   Phone: +1 617 535 7545
                          willie.jacobsz@gfexpl.com
Francie Whitley   Phone: +27 11 562 9712
                          franciew@goldfields.co.za
Media contact:
Sven Lunsche   Phone: +27 11 562 9763
                          sven.lunsche@goldfields.co.za

ends

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar Nagaser@
         goldfields.co.za

Willie Jacobsz
Tel   +1 617 535 7545
Mobile   +1 857 241 7127
email   Willie.Jacobsz@
         gfexpl.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: C A Carolus (Chair), N J Holland[†**] (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[≠], R P Menell, D N Murray, D M J Ncube, G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: M M L Mokoka

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources 6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 22 April 2015

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer